Kathleen M. Macpeak +1.202.373.6149 kathleen.macpeak@morganlewis.com

March 22, 2016

VIA EDGAR

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
 Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263) Post-Effective Amendment No. 154 to the Registrant’s Registration Statement on Form N-1A

Dear Mr. Grzeskiewicz:

This letter responds to Staff comments on Post-Effective Amendment No. 154 to Exchange Traded Concepts Trust’s (the “Registrant”) registration statement (“Amendment No. 154”), which you conveyed to us during a telephone conference on March 15, 2016.  Amendment No. 154 was filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) to: (i) reflect a change in the index for the Trust’s WeatherStorm Forensic Accounting Long-Short ETF (the “Fund”); and (ii) make other non-material changes to the Prospectus and Statement of Additional Information for the Fund.  Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below.  Capitalized terms not defined herein should be given the meaning provided in Amendment No. 154.

Prospectus Comments

1.	Comment: In a footnote to the Fund’s fee table, please disclose that “Other Expenses” have been restated to reflect current fees.

Response: We have made the requested change.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Mr. John Grzeskiewicz
March 22, 2016

2.	Comment: Please indicate the reason why the Fund’s index was changed, and if the Fund’s index provider has changed, please identify the previous index provider.

Response: We have made the requested change.

3.	Comment: The Staff notes that WeatherStorm Capital, LLC, the Fund’s index provider, is affiliated with Vident Investment Advisory, LLC, the Fund’s sub-adviser. Please include appropriate disclosure relating to this affiliation.

Response: We have made the requested change.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Registrant further acknowledges that Commission Staff comments or changes to disclosures in response to Commission Staff comments in a filing reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.373.6149 if you have any questions concerning the foregoing.

Sincerely,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak